SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. 1)

                                OAKLEY, INC.
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)

                                673662 10 2
                               (CUSIP Number)

                                Donna Gordon
                                Oakley, Inc.
                                  One Icon
                      Foothill Ranch, California 92610
                               (714) 951-0991
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Jeffrey H. Cohen, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                             December 11, 1997
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the
following box:                ___
                             /  /
                             ---


CUSIP No. 673662 10 2           13D
-------------------------------------------------------------------------

(1)     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        James Jannard
--------------------------------------------------------------------------

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      ---
                                                                  (a)/  /
                                                                      ---
                                                                  (b)/  /
---------------------------------------------------------------------------

(3)     SEC USE ONLY

---------------------------------------------------------------------------

(4)     SOURCE OF FUNDS*

        PF

---------------------------------------------------------------------------

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                 ___
                                                      /  /

---------------------------------------------------------------------------

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
---------------------------------------------------------------------------

                                    : (7)  SOLE VOTING POWER
                                    :
                                    :      37,468,000
                                    :--------------------------------------
                                    :
 NUMBER OF SHARES BENEFICIALLY      : (8)  SHARED VOTING POWER
 OWNED BY EACH REPORTING            :      -0-
 PERSON WITH                        :--------------------------------------
                                    :
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      37,468,000
                                    :--------------------------------------
                                    :
                                    :(10)  SHARED DISPOSITIVE
                                    :       POWER
                                    :      -0-
---------------------------------------------------------------------------

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        37,468,000
---------------------------------------------------------------------------

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                     ___
                                                                    /  /
---------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        53.0%
---------------------------------------------------------------------------

(14)    TYPE OF REPORTING PERSON*
        IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



               This Amendment No. 1 (the "Amendment No. 1") amends and supplements the Statement on Schedule 13D dated September 10, 1997 (the "Schedule 13D") relating to shares of the common stock, $.01 par value per share ("Shares"), of Oakley, Inc., a Washington corporation (the "Company").

               Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Item 3 is hereby amended and supplemented as follows:

               The aggregate amount of funds required by the Reporting Person to purchase the 908,000 Shares acquired directly by him since the filing of the Schedule 13D was $8,919,787.50. The funds used to purchase such Shares were obtained from the Reporting Person's personal funds.

ITEM 4. PURPOSE OF TRANSACTION

               Item 4 is hereby amended and supplemented by adding the following:

               On December 18, 1997, the Reporting Person announced that he intends to purchase up to an additional 1,000,000 Shares from time to time in the open market, subject to market conditions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

               Item 5 is hereby amended and supplemented by adding the following:

               (a) The Reporting Person is the beneficial owner of the 37,468,000 Shares, or approximately 53.0% of the Shares outstanding.

               (b) The Reporting Person has sole voting and dispositive power with respect to the 37,468,000 Shares beneficially owned by him.

               (c) The Reporting Person effected the following open market purchases of Shares during the past 60 days:

        Date of             Amount of              Price
        Transaction      Securities Involved      per Share
        -----------      -------------------      ---------
        10/27/97              33,000               $ 9.3750
        10/27/97               4,000                 9.4375
        10/27/97              13,000                 9.5000
        10/27/97              20,000                 9.3125
        10/27/97              15,000                 9.2500
        10/27/97              14,000                 9.0000
        10/28/97              10,000                 8.7500
        10/29/97              12,800                 9.2500
        10/29/97              12,200                 9.3125
        11/10/97               6,000                 9.1250
        11/10/97              44,000                 9.1875
        11/11/97              20,000                 9.1250
        11/11/97               2,900                 9.0625
        11/12/97               2,700                 9.0000
        11/12/97              18,400                 9.0625
        11/12/97               6,000                 9.1250
        11/24/97              18,000                 9.0000
        11/24/97               4,000                 9.0625
        11/24/97              28,000                 9.1250
        12/05/97              11,300                10.0000
        12/05/97               7,200                 9.8750
        12/09/97              15,000                10.0625
        12/09/97              13,500                10.0000
        12/10/97              68,500                10.0000
        12/10/97              18,500                 9.9375
        12/11/97               4,000                 9.9375
        12/11/97               1,000                 9.8750
        12/11/97              35,000                 9.7500
        12/11/97             245,000                 9.6250
        12/11/97               5,000                 9.6875



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1997


                                           /s/ JAMES JANNARD
                                           _____________________________
                                           James Jannard